FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, August 2, 2010, and entitled “Orbotech Announces Second Quarter 2010 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at June 30, 2010.

3.	Registrant’s Condensed Consolidated Statements of Income for the Six Month and Three Month Periods ended June 30, 2010.

4.	Registrant’s Reconciliation of GAAP to non-GAAP Results for the Six Month and Three Month Periods ended June 30, 2010.

*        *        *         *        *        *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES SECOND QUARTER 2010 RESULTS

— Company Posts Record Quarterly Revenues and Updates Full Year 2010 Revenue Guidance —

YAVNE, ISRAEL — August 2, 2010 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the second quarter and six months ended June 30, 2010.

Revenues for the second quarter of 2010 were $147.3 million, a record amount for the Company in any quarter, compared to $103.1 million recorded in the first quarter of 2010 and $94.0 million in the second quarter a year ago. GAAP (U. S. generally accepted accounting principles) net income for the second quarter of 2010 was $12.4 million, or $0.35 per share (diluted), compared to GAAP net income of $1.6 million, or $0.05 per share (diluted) for the first quarter of 2010 and a GAAP net loss of $1.2 million, or $0.03 per share, in the second quarter of 2009.

Revenues for the first six months of 2010 totaled $250.3 million, compared to $185.9 million recorded in the first six months of 2009. GAAP net income for the first six months of 2010 was $14.0 million, or $0.39 per share (diluted), compared to a GAAP net loss of $9.1 million, or $0.26 per share (diluted), in the first six months of 2009.

Non-GAAP net income for the second quarter of 2010 was $17.2 million, or $0.48 per share (diluted), compared to non-GAAP net income of $2.5 million, or $0.07 per share (diluted), in the second quarter of 2009. Non-GAAP net income for the first six months of 2010 was $23.8 million, or $0.66 per share (diluted), compared to non-GAAP net income of $1.1 million, or $0.03 per share (diluted), in the first six months of 2009. The Company’s GAAP results for the second quarter of 2009 included $3.3 million of income from the Salvador Imaging, Inc. transaction, which is discussed in the detailed description of the non-GAAP adjustments in the accompanying reconciliation of GAAP to non-GAAP results (the “Reconciliation”).

The continued strong demand for sophisticated consumer electronic devices has resulted in increased orders for the Company’s printed circuit board (“PCB”) and flat panel display (“FPD”) inspection and production solutions. In the Company’s FPD business, this continued strong demand has translated into increased bookings for FPD equipment and expedited deliveries of products for new and existing fabrication plants. As previously announced, during the second quarter the Company received customer acceptances for its new Generation 8 FPD Array Checker electrical test systems and recognized revenues totaling $47 million from sales of these systems that were delivered by June 30, 2010. In the Company’s PCB business, the Company’s Paragon Xpress and Paragon Ultra direct imaging systems are increasingly becoming a “must have” solution for high density interconnect (HDI) PCB production.

As a result of these recent trends, the Company is today announcing that it is updating its revenue guidance for the full year of 2010 from a range of $460-$470 million to a new range of $500-$510 million.

Commenting on the results, Rani Cohen, President and Chief Executive Officer, said: “We are pleased with the Company’s financial results for the quarter. Our record quarterly revenues, although certainly a function of the prevailing strong business environment, also reflect the quality of Orbotech’s solutions and customer support; while our improved net income speaks to our operating efficiencies. The operational challenges posed by the current high level of bookings will be considerable; however, we are confident that our careful resource utilization and the specific steps we are taking during this ramp-up period will mean that our customers can continue in the future to rely on Orbotech’s superior and innovative product solutions and support.”

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Sales of equipment to the PCB industry were $41.4 million in the second quarter of 2010, compared to $38.3 million in the first quarter of 2010, and $17.0 million in the second quarter of 2009. Sales of equipment to the FPD industry were $72.5 million in the second quarter of 2010, compared to $33.9 million in the first quarter of 2010, and $41.5 million in the second quarter of last year. Sales of character recognition products were $1.6 million in the second quarter of 2010, compared to $1.5 million in the first quarter of 2010, and $2.0 million in the second quarter of 2009. Sales of medical imaging equipment were $2.1 million in the second quarter of 2010, compared to $2.5 million in the first quarter of 2010, and $6.2 million in the second quarter of 2009. In addition, service revenue for the second quarter of 2010 was $29.7 million, compared to $26.8 million in the first quarter of 2010, and $27.3 million in the second quarter of 2009.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $163 million, compared with approximately $169 million at the end of the first quarter of 2010; and $144 million in debt, compared with $152 million in debt at the end of the first quarter of 2010. The Company’s portfolio of marketable securities at quarter end included approximately $9.6 million of auction rate securities primarily tied to student loans.

An earnings conference call for the Company’s second quarter 2010 results is scheduled for Monday, August 2, 2010, at 9:00 a.m. EDT. The dial-in number for the conference call is 210-795-2680, and a replay will be available on telephone number 402-220-3251 until August 16, 2010. The pass code is Q2. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (AOI), production and process control systems for printed circuit boards (PCBs) and AOI, test and repair systems for flat panel displays (FPDs). The Company also markets computer-aided manufacturing (CAM) and engineering solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for use, among other things, in web-based, location-independent data entry for check and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities in Israel. The Company’s extensive network of marketing, sales and customer support teams, located in over 35 offices throughout North America, Europe, the Pacific Rim, China and Japan, delivers its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

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Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected, including cyclicality in the industries in which the Company operates, the Company’s production capacity, product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2009. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

Non-GAAP net income and non-GAAP earnings per share detailed in the Reconciliation exclude charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles; and/or (iii) a gain representing additional consideration from the sale of Salvador Imaging, Inc. which was owned by PDI at the time of the PDI acquisition in 2008. Management uses non-GAAP net income and non-GAAP earnings per share to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income (loss) or earnings (loss) per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they do not include certain recurring items as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

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The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the non-GAAP net income measure. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2009.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

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ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2010

	June 30 2010	December 31 2009
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	152,934	167,233
Accounts receivable:
Trade	181,842	149,817
Other	26,821	27,661
Deferred income taxes	3,930	4,384
Inventories	107,191	101,599

Total current assets	472,718	450,694

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	9,790	9,969
Funds in respect of employee rights upon retirement	11,295	11,285
Deferred income taxes	9,134	10,164
Other long-term investment	29	29

	30,248	31,447

PROPERTY, PLANT AND EQUIPMENT, net	26,391	29,331

GOODWILL	12,664	12,774

OTHER INTANGIBLE ASSETS, net	74,178	81,516

	616,199	605,762

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term bank loan	32,000	32,000
Accounts payable and accruals:
Trade	43,044	27,119
Other	47,220	51,675
Deferred income	20,427	17,336

Total current liabilities	142,691	128,130
LONG-TERM LIABILITIES:
Long-term bank loan	112,000	128,000
Liability for employee rights upon retirement	25,180	25,030
Deferred income tax	2,010	2,010
Other tax liabilities	9,475	10,079

Total long-term liabilities	148,665	165,119

Total liabilities	291,356	293,249

EQUITY:
Share capital	1,751	1,746
Additional paid-in capital	172,043	169,748
Retained earnings	206,674	192,664
Accumulated other comprehensive income	62	3,817

	380,530	367,975
Less—treasury shares, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders' equity	323,338	310,783
Non-controlling interest	1,505	1,730

Total equity	324,843	312,513

	616,199	605,762

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2010

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2010	2009	2010	2009	2009
	U.S. dollars in thousands (except per share data)
REVENUES	250,324	185,875	147,255	94,013	377,600
COST OF REVENUES	148,051	115,092	86,819	57,229	235,608

GROSS PROFIT	102,273	70,783	60,436	36,784	141,992
RESEARCH AND DEVELOPMENT COSTS—net	38,780	33,227	20,646	16,548	67,872
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	33,067	31,510	18,177	15,584	65,193
AMORTIZATION OF INTANGIBLE ASSETS	7,201	10,082	3,598	5,041	20,187
IMPAIRMENT (ADJUSTMENT OF IMPAIRMENT) OF GOODWILL	627	(2,280)		(2,280)	(2,070)

OPERATING INCOME (LOSS)	22,598	(1,756)	18,015	1,891	(9,190)
FINANCIAL EXPENSES—net	(4,690)	(8,828)	(2,465)	(3,797)	(10,977)

INCOME (LOSS) BEFORE TAXES ON INCOME	17,908	(10,584)	15,550	(1,906)	(20,167)
INCOME TAX EXPENSE (BENEFIT)	3,933	(1,546)	3,169	(777)	(411)

NET INCOME (LOSS)	13,975	(9,038)	12,381	(1,129)	(19,756)
NET LOSS (INCOME) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	35	(33)	18	(56)	(168)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	14,010	(9,071)	12,399	(1,185)	(19,924)

EARNINGS (LOSS) PER SHARE:
BASIC	$0.40	$(0.26)	$0.36	$(0.03)	$(0.58)

DILUTED	$0.39	$(0.26)	$0.35	$(0.03)	$(0.58)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE—IN THOUSANDS:
BASIC	34,859	34,406	34,888	34,453	34,501

DILUTED	35,829	34,406	35,904	34,453	34,501

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2010

	6 months ended June 30		3 months ended June 30		12 months ended December 31
	2010	2009	2010	2009	2009
	U.S. dollars in thousands (except per share data)
Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	14,010	(9,071)	12,399	(1,185)	(19,924)

Non-operating income (expenses):
Financial expenses—net	(4,690)	(8,828)	(2,465)	(3,797)	(10,977)
Income tax benefit (expense)	(3,933)	1,546	(3,169)	777	411
Net loss (income) attributable to the non-controlling interest	35	(33)	18	(56)	(168)

	(8,588)	(7,315)	(5,616)	(3,076)	(10,734)

Reported operating income (loss) on GAAP basis	22,598	(1,756)	18,015	1,891	(9,190)

Equity based compensation expenses	2,564	3,392	1,188	1,903	6,445
Amortization of intangibles assets	7,201	10,082	3,598	5,041	20,187
Adjustment of impairment of goodwill (*)		(3,300)		(3,300)	(3,300)

Non-GAAP operating income	32,363	8,418	22,801	5,535	14,142
Non-operating expenses	(8,588)	(7,315)	(5,616)	(3,076)	(10,734)

Non-GAAP net income	23,775	1,103	17,185	2,459	3,408

Non-GAAP earnings per diluted share	$0.66	$0.03	$0.48	$0.07	$0.10

Shares used in earnings per diluted share calculation-in thousands	35,829	34,725	35,904	34,678	35,076

(*)	The adjustment of impairment of goodwill of $3.3 million recorded in June 2009 represents additional consideration from the sale of Salvador Imaging which was owned by PDI at the time of the PDI acquisition in 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Erez Simha
Erez Simha
Corporate Vice President and Chief Financial Officer

Date: August 3, 2010